Exhibit 99.1

Lixiang Education Announces Strategic Investment in a Leading PRC Vocational

Education Service Provider

LISHUI, China, August 11, 2021 /PRNewswire/ — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), a prestigious private primary and secondary education service provider in China, today announced its entry into an investment cooperation agreement (the “Agreement”), through its wholly-owned PRC subsidiary, Zhejiang Lishui Mengxiang Education Development Co., Ltd. (浙江丽水梦翔教育发展有限公司) (“Mengxiang Education”), with Beijing Shangkun Education Technology Development Co., Ltd. (北京商鲲教育科技发展有限公司), a leading PRC vocational education service provider (“Beijing S.K.”), and certain other parties affiliated with Beijing S.K. The Agreement signals the Company’s active expansion into the arena of vocational education.

Pursuant to the Agreement, the Company may gradually acquire the controlling stake in Beijing S.K. upon the Company’s issuance of multiple tranches of convertible debts in the total amount of RMB 300 million to Beijing S.K. (the “Transaction”) in accordance with the terms and conditions of the Agreement. The closing of the Transaction is subject to satisfaction of certain closing conditions (including but not limited to completion of internal restructuring of Beijing S.K. under the supervision of Mengxiang Education). In the context of rising recognition of vocational education and the increasing demand for vocational education in China, after closing of the Transaction, the Company expects to increase investment in the sector of vocational education and leverage its existing resources and Beijing S.K.’s brand name to build an international vocational education platform providing high quality vocational education to students in China in accordance with relevant PRC laws and regulations.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is one of the top 10 private primary and secondary education institutions in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education and vocational education market; Chinese governmental policies relating to private educational services and vocational education services and providers of such services; the Company’s ability to maintain and enhance its brand; uncertainties as to the expected benefits and costs of the proposed Transaction; the parties’ ability to complete the Transaction considering the various closing conditions; the possibility that various closing conditions for the Transaction may not be satisfied. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com